UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

GOLD FIELDS LIMITED (“GOLD FIELDS”): LEGAL ACTIONS

DISADVANTAGE SHAREHOLDERS

Since Harmony announced its proposed merger with Gold Fields, it has become clear who comes first in the eyes of the Gold Fields’ Board: its lawyers, not its shareholders.

Quite simply, the Gold Fields’ Board is conducting a campaign to disenfranchise its shareholders. To date it has:

•	Withheld the register of Gold Fields members in an attempt to prevent Gold Fields shareholders from receiving Harmony’s proposed merger document;

•	Threatened to interdict Harmony from posting the proposed merger document;

•	Challenged the Securities Regulation Panel’s approval of Harmony’s proposed merger and subsequently was one of the parties that requested a delay of the hearing for this challenge;

•	Applied to the Competition Authorities to delay the early settlement offer; and

•	Applied to the High Court to prevent Harmony from implementing its proposed merger at all.

The Board of Gold Fields has a duty to act in the best interests of its shareholders. None of these actions does this. We strongly believe the effect of these actions is to deprive Gold Fields’ shareholders from benefiting from the significant value inherent in the Harmony proposed merger.

And there will be significant value:

•	Harmony’s proposed merger will create the world’s largest gold mining company with a compelling investment story;

•	Harmony believes it can deliver greater value from Gold Fields’ South African assets than is currently being achieved;

•	Harmony would avoid the value leakage that has happened in Gold Fields’ proposed transaction with IAMGold Corporation Inc.; and

•	Harmony will ensure a strong future for South Africa’s gold mining industry.

HARMONY: WHERE THE SHAREHOLDERS COME FIRST

HARMONY’S PROPOSED MERGER WITH GOLDFIELDS:

COMPELLING VALUE FOR SHAREHOLDERS. A NEW INTERNATIONAL MAJOR. A NEW

SOUTH AFRICAN CHAMPION

Marian van der Walt

Secretary

1 November 2004

Virginia

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Joint financial advisers and investment banks		Co-financial advisers
HSBC	Investec	Merrill Lynch	Morgan Stanley

Joint transaction sponsors		Attorneys
Investec	Merrill Lynch	Cliffe Dekker	Hogan and Hartson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer